(Reference Translation)

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Document Name:	Extraordinary Report

Filed with:	The Director General of the Kanto Local Finance Bureau

Filing Date:	June 16, 2022

Corporate Name:	Toyota Motor Corporation

Name and Title of Representative:	Akio Toyoda, President

Location of Head Office:	1 Toyota-cho, Toyota City, Aichi Prefecture

Telephone Number:	(0565)28-2121

Name of Contact Person:	Masayoshi Hachisuka, General Manager, Capital Strategy & Affiliated Companies Finance Div.

Nearest Contact Location:	4-18, Koraku 1-chome, Bunkyo-ku, Tokyo

Telephone Number:	(03)3817-7111

Name of Contact Person:	Ryo Sakai, General Manager, Public Affairs Div.

Places of Public Inspection of the Extraordinary Report:	Tokyo Stock Exchange, Inc. (2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo) Nagoya Stock Exchange, Inc. (8-20, Sakae 3-chome, Naka-ku, Nagoya)

1.	Reason for Filing

Toyota Motor Corporation (“TMC”) is filing this Extraordinary Report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Law and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance relating to the Disclosure of Corporate Affairs, Etc. to report the approval of resolutions at the 118th Ordinary General Shareholders’ Meeting (the “General Shareholders’ Meeting”) of TMC.

2.	Description of Report

(1)	Date on which the General Shareholders’ Meeting was held:

June 15, 2022

(2)	Details of the proposed resolutions voted on at the General Shareholders’ Meeting:

Proposed Resolution 1:	Election of 9 Members of the Board of Directors

It was proposed that the following 9 persons be elected as Members of the Board of Directors:
Takeshi Uchiyamada, Shigeru Hayakawa, Akio Toyoda, James Kuffner, Kenta Kon, Masahiko Maeda, Ikuro Sugawara, Sir Philip Craven and Teiko Kudo.

Proposed Resolution 2:	Election of 2 Audit & Supervisory Board Members

It was proposed that Masahide Yasuda and George Olcott be elected as Audit & Supervisory Board Members.

Proposed Resolution 3:	Election of 1 Substitute Audit & Supervisory Board Member

It was proposed that Ryuji Sakai be elected as a substitute Audit & Supervisory Board Member.

Proposed Resolution 4:	Revision of the Restricted Share Compensation Plan for Members of the Board of Directors (Excluding Outside Members of the Board of Directors)

It was proposed that the total amount of the share compensation allotted to members of the Board of Directors excluding outside members of the Board of Directors be subject to a maximum of 4 million shares per year to address the five-for-one stock split of TMC’s common shares carried out on October 1, 2021.

Proposed Resolution 5:	Partial Amendments to the Articles of Incorporation (Amendment in association with the introduction of the system for electronic provision of materials for General Shareholders’ Meetings)

It was proposed that necessary amendments be made in order to prepare for the introduction of the system for electronic provision of materials for general shareholders’ meetings with the enforcement on September 1, 2022 of the amended provisions stipulated in the proviso to Article 1 of the supplementary provisions of the “Act Partially Amending the Companies Act” (Act No. 70 of 2019).

(3)	Number of “affirmative votes,” “negative votes” or “abstentions” in respect of the resolutions described above, requirements for the approval of such resolutions and results of voting:

(Proposed by TMC)

Resolutions	Number of affirmative votes	Number of negative votes	Number of abstentions	Number of voting rights held by shareholders present at the meeting	Results of voting
					Ratio of affirmative votes (%)	Approved/ Disapproved
Proposed Resolution 1
Takeshi Uchiyamada	109,288,150	9,316,987	62,074	119,506,398	91.44	Approved
Shigeru Hayakawa	115,339,353	3,238,259	89,471	119,506,270	96.51	Approved
Akio Toyoda	114,228,463	4,229,825	208,891	119,506,366	95.58	Approved
James Kuffner	116,786,941	1,790,184	89,471	119,505,783	97.72	Approved
Kenta Kon	116,755,561	1,821,747	89,471	119,505,966	97.69	Approved
Masahiko Maeda	116,444,730	2,132,389	89,471	119,505,777	97.43	Approved
Ikuro Sugawara	118,221,606	294,198	150,547	119,505,538	98.92	Approved
Sir Philip Craven	115,693,760	2,822,756	150,547	119,506,250	96.80	Approved
Teiko Kudo	113,782,346	4,857,390	27,386	119,506,309	95.21	Approved
Proposed Resolution 2
Masahide Yasuda	114,007,870	4,410,341	248,554	119,505,650	95.39	Approved
George Olcott	104,663,935	13,989,957	13,112	119,505,889	87.58	Approved
Proposed Resolution 3	110,861,025	7,804,516	975	119,505,600	92.76	Approved
Proposed Resolution 4	118,258,630	217,999	189,907	119,505,437	98.95	Approved
Proposed Resolution 5	118,602,535	62,216	951	119,504,840	99.24	Approved

Note:	1.

“Number of affirmative votes”, “Number of negative votes” and “Number of abstentions” include the aggregate affirmative votes, negative votes and abstentions, respectively, exercised in writing or by means of electronic transmission as well as affirmative votes and negative votes, respectively, exercised by shareholders present at the General Shareholders’ Meeting.

	2.

“Number of voting rights held by shareholders present at the meeting” is the aggregate number of voting rights exercised in writing or by means of electronic transmission and the number of voting rights held by all shareholders present and confirmed by TMC at the General Shareholders’ Meeting.

	3.	The requirements for approval of each resolution are as follows:

For Proposed Resolutions 1, 2, and 3, a majority vote of the shareholders present at the General Shareholders’ Meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all shareholders who are entitled to vote.

		For Proposed Resolution 4, a majority vote of the shareholders present at the General Shareholders’ Meeting who are entitled to vote.

For Proposed Resolution 5, not less than two-thirds (2/3) of the votes of the shareholders present at the General Shareholders’ Meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all shareholders who are entitled to vote.

		In addition, each number of voting rights held by shareholders present at the meeting includes the number of voting rights exercised in writing or by means of electronic transmission.

(4)	Reasons for not including certain voting rights held by shareholders present at the meeting in the number of voting rights:

The number of voting rights exercised prior to the General Shareholders’ Meeting, together with the number of voting rights which were confirmed as being cast as affirmative votes or negative votes with respect to each of the proposed resolutions by certain shareholders present at the General Shareholders’ Meeting, were sufficient to meet the requirements to approve all of the proposed resolutions. Accordingly, voting rights which were held by shareholders present at the General Shareholders’ Meeting but with respect to which it could not be determined whether affirmative votes or negative votes were cast with respect to each proposed resolution were not counted towards the number of voting rights.